

January 24, 2014

Via E-mail
Mr. Edgar O. Huber
Chief Executive Officer
Lands' End, Inc.
1 Lands' End Lane
Dodgeville, Wisconsin 53595

      Re: **Lands' End, Inc.**
               Form 10-12B
               Filed December 6, 2013
               File No. 001-09769

Dear Mr. Huber:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We received your request for confidential treatment in regards to certain exhibits. Please note that any comments regarding the confidential treatment request will be delivered under separate cover in connection with our review of the Form 10.

2. We note your response regarding the financial advisor opinion. When available, please provide copies of the opinions delivered to the boards of directors.

Summary, page 1

3. We note your revised disclosure in response to comment 3 of our letter dated January 2, 2014. Please supplementally provide us with a copy of the third party analysis of your customer file.

Edgar O. Huber
Lands' End, Inc.
January 24, 2014
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

4. We note your revised disclosure in response to comment 4 of our letter dated January 2, 2014, including your belief that you will not require a significant number of new employees to perform transition services. It is unclear if you plan to hire retail staff formerly provided by Sears, for example in your store-within-a store operations. We note the disclosure on page 20 indicating that the success of your retail segment is dependent on those operations. Please revise to clarify to what extent it will be necessary to hire employees for permanent roles in the company post spin-off.

Liquidity and Capital Resources, page 47

5. We note your revised disclosure in response to comment 8 of our letter dated January 2, 2014 and we partially reissue the comment. Please revise to further address, in approximate quantified terms, your historical sources of cash (including "from our parent company"), and as anticipated through the revolving credit facility you are pursuing. In this regard, we also note your response to prior comment 16.

Financial Instruments with Off-Balance Sheet Risk, page 49

6. We note your revised disclosure in response to comment 9 of our letter dated January 2, 2014 and we partially reissue the comment. We note your expectation that upon completion of the separation, Sears Holdings "will terminate its support of the LC Facility and that SRAC will no longer issue letters of credit to secure the LC Facility." We further note that you anticipate Sears Holdings "will no longer cause letters of credit to be issued for [y]our benefit" upon completion of the separation. It is unclear why you believe these events will not have a material impact. Please revise or advise. In this regard, we note that the company is pursuing a revolving credit facility. Please also revise to discuss the implication(s) to the company if such pursuit is not successful.

Certain Relationships and Related Party Transactions, page 85

7. We note your response to prior comment 14. Please further advise us why you believe the Call Center, Co-Location and other agreements are ordinary course. For example, advise us if you have similar agreements with other outlets.

Reasons for the Spinoff, page 90

8. We note your revised disclosure in response to comment 15 of our letter dated January 2, 2014 and we partially reissue the comment. Please revise to discuss in greater detail the "company's anticipated operating performance and cash flows, anticipated financial covenants, anticipated business plans," which the board reviewed as a basis for its decision.

Description of Our Capital Stock, page 99

9. We note your disclosure entitled Exclusive Forum on page 100. Please discuss the effect of such provision on investors. Given the lawsuits challenging the validity of choice of forum provisions in certificates of incorporation, please also disclose that it is possible that a court could rule that your provision is inapplicable or unenforceable. Also include separate risk factor disclosure discussing the risks attendant to the choice of forum provision included in your amended and restated certificate of incorporation.

Financial Statements

Notes to Financial Statements

Pro forma Financial Information

10. Upon finalization of the spin off and distribution, please confirm that you will include pro forma earnings per share giving effect to the spin off for the required periods. In addition, disclose the impact of any new agreements or modified agreements and any other transactions, as a result of the spin-off.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3388 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director